Nicholas Applegate International and Premium Strategy Fund

Annual Shareholder Meetings Results

The Fund held its annual meeting of shareholders on July 21, 2006. Shareholders voted to reelect Paul Belica and Hans W. Kertess and elect David C. Flattum and R. Peter Sullivan III as trustees as indicated below.

                                                                   Withheld
                                                   Affirmative    Authority
Reelection of:

Paul Belica         Class I to serve until 2009      8,431,834      135,893
Hans W. Kertess     Class I to serve until 2009      8,445,701      122,026

Election of:

David C. Flattum    Class III to serve until 2008    8,447,366      120,361
R. Peter Sullivan   Class II to serve until 2007     8,443,332      124,395

Robert E. Connor and John J. Dalessandro II continue to serve as Trustees.